Exhibit 99.1

FOR IMMEDIATE RELEASE

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

LAUNCHES TENDER OFFER FOR ANY AND ALL

5.000% NOTES DUE 2021 AND 4.750% NOTES DUE 2022

SANTIAGO, Chile, October 17, 2019 – Celulosa Arauco y Constitución S.A. (“Arauco”) announced today that it has commenced cash tender offers (the “Tender Offers”) for any and all of (a) Arauco’s outstanding 5.000% Notes due 2021 (the “2021 Notes”) and (b) Arauco’s outstanding 4.750% Notes due 2022 (the “2022 Notes” and, together with the 2021 Notes, the “Notes”) listed below.

The Tender Offers are being made pursuant to an offer to purchase dated October 17, 2019 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and Letter of Transmittal, the “Offer Documents”), which set forth the terms and conditions of the Tender Offers. The following table sets forth certain information relating to the Tender Offers:

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page	Hypothetical Tender Offer Consideration (per U.S.$1,000 principal amount)
5.000% Notes due 2021	CUSIP: 151191AR4 ISIN: US151191AR41	U.S.$0	35 bps	2.000% U.S. Treasury Notes due January 15, 2021	PX4	U.S.$1,036.19
	CUSIP: 151191AT0 ISIN: US151191AT07	U.S.$133,909,000
	CUSIP: P21963AE6 ISIN: USP21963AE65	U.S.$1,212,000
4.750% Notes due 2022	CUSIP: 151191AU7 ISIN : US151191AU79	U.S.$150,000	70 bps	2.500% U.S. Treasury Notes due January 15, 2022	PX5	U.S.$1,052.01
	CUSIP: 151191AW3 ISIN : US151191AW36	U.S.$253,311,000
	CUSIP: P2195VAC9 ISIN : USP2195VAC92	U.S.$2,394,000

Following consummation of the Tender Offers, the Notes that are accepted for purchase will be retired and cancelled.

Holders of Notes that are validly tendered prior to or at 8:00 a.m., New York City time, on October 24, 2019 or, in each case, any other date and time to which Arauco extends the applicable Tender Offer (such date and time, as it may be extended with respect to a Tender Offer, the applicable “Expiration Date”) and that are accepted for purchase will receive the Tender Offer Consideration (as defined below) plus accrued and unpaid interest on such Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the settlement date (which is expected to occur on or around October 29, 2019, the third business days following the Expiration Date) (the “Settlement Date”).

The consideration offered per U.S.$1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Tender Offers (the “Tender Offer Consideration”) will be the amount that would reflect, as of the Settlement Date, a yield to the maturity date of such series of Notes equal to the sum of (i) the Reference Yield (as defined below) for such series of Notes, plus (ii) the fixed spread for such series of Notes set forth in the table above (with respect to each series of Notes, the “Fixed Spread”). With respect to each Tender Offer, the applicable bid-side yield (with respect to each series of Notes, the “Reference Yield”) on the reference U.S. Treasury security (with respect to each series of Notes, the “Reference Security”) will be calculated by the dealer managers for the Tender Offers as set forth in the Offer to Purchase as of 2:00 p.m., New York City time, on October 23, 2019 (the “Price Determination Time”), as reported for each of the applicable Reference Securities on the Bloomberg Reference Page set forth in the table above. Because the Tender Offer Consideration for each series of Notes is based on a fixed spread pricing formula linked to the Reference Yield, the actual amount of consideration that may be received by a holder validly tendering Notes pursuant to the Tender Offers will be affected by changes in the Reference Yield during the term of the Tender Offers prior to the Price Determination Time.

The hypothetical Tender Offer Consideration set forth in the table above is based on the Fixed Spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series of Notes as of 2:00 p.m. (New York City time) on October 16, 2019. The information provided in the above table is for illustrative purposes only. Neither Arauco nor the dealer managers make any representation with respect to the actual consideration that may be paid, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference U.S. Treasury Security as of the Price Determination Time. Such hypothetical Tender Offer Consideration excludes accrued and unpaid interest on the Notes accepted for purchase.

Holders will be permitted to withdraw tendered Notes at any time prior to the earlier of (i) the Expiration Date, and (ii) if the applicable Tender Offer is extended, the 10th business day after the commencement of such Tender Offer, by following the procedures described in the Offer Documents. Notes subject to a Tender Offer may also be validly withdrawn by following the procedures described in the Offer Documents if, for any reason, the applicable Tender Offer has not been consummated within 60 business days after the date hereof.

Holders who validly tender their Notes pursuant to the guaranteed delivery procedures described in the Offer Documents must deliver their Notes no later than 8:00 a.m., New York City time, on October 28, 2019, the second business day following the Expiration Date.

Completion of the Tender Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. Arauco has the right, in its sole discretion, to amend or terminate any of the Tender Offers at any time, subject to applicable law.

For additional information regarding the terms of the Tender Offers, please contact the dealer managers for the Tender Offers, J.P. Morgan Securities LLC, Latin America Debt Capital Markets, 383 Madison Avenue, New York, New York 10179, (866) 846-2874 (toll-free) and (212) 834-7279 (collect) or Scotia Capital (USA) Inc., Debt Capital Markets, 250 Vesey Street, New York, NY 10281, (800) 372-3930 (toll free) and (212) 225-5559 (collect).

Requests for a copy of the Offer Documents can also be obtained from Global Bondholder Services Corporation, the Tender and Information Agent, at (866) 470-3700 (toll-free) and (212) 430-3774 (collect) or at https://gbsc-usa.com/arauco/. All deliveries and correspondence sent to the Tender and Information Agent should be directed to Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Tender Offers, passed upon the merits or fairness of the Tender Offers or passed upon the adequacy or accuracy of the disclosure in the Offer Documents.

This press release does not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer Documents. The Tender Offers are not being made to, nor will Arauco accept tenders of Notes from, holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

About Arauco

Arauco is a corporation (sociedad anónima) organized under the laws of Chile. Its principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +562-2461-7200.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future, are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated” and “potential,” among others. Forward-looking statements contained in this press release are expectations only and actual results could differ materially from management’s expectations due to a variety of factors, including those described in the section titled “Risk Factors” in the Offer to Purchase. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by such risk factors. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer Documents. This announcement and the Offer Documents contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the offeror, the dealer managers, the Tender and Information Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Tender Offers.

Contact:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Las Condes, Santiago

Chile

T: +56-2-2461-7200

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